Exhibit 99.1




For More Information Contact:
MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5755
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526


          FDA DESIGNATES ANTEGREN(R) BIOLOGICS LICENSE APPLICATION FOR
             PRIORITY REVIEW AS A TREATMENT FOR MULTIPLE SCLEROSIS

                Application Under Accelerated Approval Guidelines

Cambridge, MA, San Diego, CA and Dublin, Ireland - June 28, 2004 - Biogen Idec and Elan Corporation, plc announced today that the Biologics License Application
(BLA) for ANTEGREN(R) (natalizumab) has been designated for Priority Review and Accelerated Approval by the U.S. Food and Drug Administration (FDA) for the treatment of multiple sclerosis (MS). The next step in the process is action by the FDA on formal acceptance of the application, which occurs within 60 days of submission.

The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need. Based on the FDA's designation of Priority Review for natalizumab in MS, the companies anticipate action by the Agency approximately six months from the submission date, rather than 10 months for a standard review. On May 25, 2004, the companies announced they had previously submitted the BLA for the approval of natalizumab for MS.


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"We are pleased that the FDA has designated natalizumab for Priority Review,"
said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "We look forward to continuing to work with the FDA throughout the review process to provide this potential new therapeutic to patients with MS."

"The Priority Review designation underscores the significant unmet medical need in the area of MS," said Lars Ekman, MD, executive vice president and president, Research & Development, Elan. "We believe natalizumab will offer a new approach to treating MS and will bring hope to patients living with this disease."

The BLA for natalizumab is being evaluated by the FDA under Accelerated Approval guidelines. This review will be based on one-year data from two ongoing Phase III trials. The companies are committed to completing these two-year trials. In order to protect the integrity of the trials, the companies are not disclosing the one-year data at this time.

MS is a chronic disease of the central nervous system that affects approximately 400,000 people in North America and approximately one million people worldwide. It is a disease that affects more women than men, with onset typically between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis.

About the MS Clinical Trials for ANTEGREN

The AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) trial is a two-year, randomized, multi-center, placebo-controlled, double-blind study of approximately 900 patients, evaluating the ability of natalizumab to slow the progression of disability in MS and reduce the rate of clinical relapses. The SENTINEL (safety and efficacy of natalizumab in combination with AVONEX(R) (Interferon beta-1a)) trial is a two-year, randomized, multi-center, placebo-controlled, double-blind study of approximately 1,200 patients with relapsing-remitting MS, evaluating the effect of the combination of natalizumab and AVONEX compared to treatment with AVONEX alone in slowing the progression of disability and reducing the rate of clinical relapses. Both study protocols provided for a one-year analysis of the data. The primary


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endpoints for both Phase III two-year trials in MS are based on the Expanded
Disability Status Scale (EDSS) and relapse rate. The pre-specified primary endpoint of the one-year analysis was relapse rate.

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new selective adhesion molecule (SAM) inhibitor class. The drug is designed to inhibit the migration of immune cells into tissues where they may cause or maintain inflammation. To date, approximately 2,800 patients have received natalizumab in clinical trials, and the safety profile continues to support further development. In placebo-controlled trials to date, in both Crohn's disease (CD) and MS, the most commonly reported adverse events in either group were headache, fatigue and nasopharyngitis.

Biogen Idec and Elan are collaborating equally on the development of natalizumab in MS, CD, and rheumatoid arthritis (RA).

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the approval of ANTEGREN (natalizumab) and the potential of natalizumab as a treatment for MS. These statements are based on the companies' current beliefs and expectation. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include: the risk that unexpected concerns may arise from additional data or analysis, that regulatory authorities may require additional information, further studies, or may fail to approve the drug, or that the companies may encounter other unexpected hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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